Exhibit 99.5

iStar Financial Inc.

1114 Avenue of the Americas

New York, NY 10036

(212) 930-9400

News Release

COMPANY CONTACTS		[NYSE: SFI]

Catherine D. Rice	Andrew C. Richardson	Andrew G. Backman
Chief Financial Officer	Executive Vice President – Capital Markets	Vice President – Investor Relations

iStar Financial to Acquire Falcon Financial Investment Trust for $7.50 per Share in Cash

NEW YORK – January 20, 2005 – iStar Financial Inc. (NYSE: SFI), the leading publicly traded finance company focused on the commercial real estate industry, announced today that it has signed a definitive agreement to acquire Falcon Financial Investment Trust (Nasdaq: FLCN), an independent finance company dedicated to providing long-term capital to automotive dealers throughout the United States.

Under the terms of the agreement, iStar Financial will commence a cash tender offer to acquire all of Falcon Financial’s outstanding shares at a price of $7.50 per share for an aggregate equity purchase price of approximately $120 million.  Following completion of the tender offer, any remaining shares of Falcon Financial will be acquired in a cash merger at the same price.  The board of directors of each company has approved the agreement.  The transaction is subject to customary conditions including the tender of at least the majority of the outstanding shares of Falcon Financial and is expected to close in the first half of 2005.

“We continue to seek opportunities in the underserved segments of the real estate market that can benefit from our flexible capital solutions and unmatched customer service approach to lending,” said Jay Sugarman, chairman and CEO of iStar Financial. “Having been Falcon Financial’s sole source of warehouse financing for most of the last year, we fully appreciate the considerable challenges the company has encountered due to its size and reliance on the less-flexible securitization market for long-term financing. We believe that under iStar’s leadership and our multi-product umbrella of high-value capital solutions, we will be able to successfully integrate their portfolio and manage the business for long-term profitability.”

The company will further discuss the acquisition of Falcon Financial on its fourth quarter and year-end 2004 earnings conference call scheduled for Tuesday, February 15, 2005. The conference call will begin at 10:00 a.m. ET. This conference call will be broadcast live over the Internet and can be accessed by all interested parties through iStar Financial’s website, www.istarfinancial.com, in the “investor relations” section. To listen to the live call, please go to the company’s “investor relations” section of the website at least 15 minutes prior to the start of the call to register and download any necessary audio software. For those who are not able to listen to the live broadcast, a replay will be available shortly after the call on the iStar Financial website.

Notice to Investors:

This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities.  The tender offer for the outstanding shares of Falcon Financial common stock described in this announcement has not commenced.  Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission.  The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer.  Those materials will be made available to all stockholders of Falcon Financial at no expense to them.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at http://www.sec.gov.

Forward Looking Statements:

Statements in this press release which are not historical fact may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although iStar Financial Inc. believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from iStar Financial Inc.’s expectations include completion of pending investments, continued ability to originate new investments, the mix of originations between structured finance and corporate tenant lease assets, repayment levels, the availability and cost of capital for future investments, competition within the finance and real estate industries, economic conditions, loss experience and other risks detailed from time to time in iStar Financial Inc.’s SEC reports.)

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iStar Financial is the leading publicly traded finance company focused on the commercial real estate industry. The Company provides custom-tailored financing to high-end private and corporate owners of real estate nationwide, including senior and junior mortgage debt, senior and mezzanine corporate capital, and corporate net lease financing. The Company, which is taxed as a real estate investment trust, seeks to deliver a strong dividend and superior risk-adjusted returns on equity to shareholders by providing the highest quality financing solutions to its customers. Additional information on iStar Financial is available on the Company’s website at www.istarfinancial.com.

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